UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Helix Energy Solutions Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

42330P107
(CUSIP Number)

Kenneth E. Neikirk Executive Vice President, General Counsel and Corporate Secretary 3505 West Sam Houston Parkway North Suite 400 Houston, Texas 77043 (281) 618-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	42330P107

1	NAMES OF REPORTING PERSONS
Owen Kratz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,566,831

	8	SHARED VOTING POWER
1,000,000

	9	SOLE DISPOSITIVE POWER
6,566,831

	10	SHARED DISPOSITIVE POWER
1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,566,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (“Common Stock”), no par value, of Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043.

Item 2.	Identity and Background

This Schedule 13D is being filed by Owen Kratz (the “Reporting Person”), who is the President and Chief Executive Officer and a member of the Board of Directors (the “Board”) of the Issuer. The Reporting Person’s principal business address is c/o Helix Energy Solutions Group, Inc., 3505 West Sam Houston Parkway North, Suite 400, Houston, Texas 77043.

During the past five years, the Reporting Person has not been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations

The shares of Common Stock beneficially owned by the Reported Person were acquired by purchase on the open market with personal funds or received by the Reporting Person pursuant to compensatory equity incentive awards approved by the Issuer’s Board and granted under the Issuer’s 2005 Long-Term Incentive Plan (as amended and restated, the “Plan”).

Item 4.	Purpose of Transaction

The Reporting Person became the beneficial owner of more than 5% of the outstanding Common Stock on May 2, 2023 as a result of a decrease in the aggregate number of outstanding shares of Common Stock of the Issuer.  The aggregate number of outstanding shares of the Issuer’s Common Stock decreased due to share repurchases by the Issuer under the Issuer’s previously announced share repurchase program. The Reporting Person’s last acquisition of Common Stock of the Issuer involved the receipt of 144,393 shares of Common Stock on January 9, 2023 as a result of the vesting Performance Share Units (“PSUs”) granted to the Reporting Person by the Issuer on January 2, 2020, of which 56,819 shares were forfeited to satisfy tax obligations relating to the vesting.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Common Stock, by open market purchase or otherwise, including (a) pursuant to the vesting of Restricted Stock Units (“RSUs”) or PSUs currently owned by the Reporting Person or (b) upon receipt from Issuer of future compensatory equity incentive awards.  In addition, from time to time, the Reporting Person may determine to dispose of shares of Common Stock which are beneficially owned by the Reporting Person.

Except as noted above, the Reporting Person has no current plans or proposals which relate to, or would result in, any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D. In the Reporting Person’s roles as President and Chief Executive Officer and a member of the Board of the Issuer, the Reporting Person has the ability to directly or indirectly influence the management and policies of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)
As of May 2, 2023, the Reporting Person beneficially owned 7,566,831 shares of Common Stock. As of such date the 7,566,831 shares of Common Stock beneficially owned by the Reporting Person represented approximately 5.0% of the outstanding shares of Common Stock of the Issuer.[1]

(b)	As of May 2, 2023, the Reporting Person has:

(i) sole power to vote or direct the vote of 6,566,831 shares of Common Stock;

(ii) shared power to vote or direct the vote of 1,000,000 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 6,566,831 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 1,000,000 shares of Common Stock.

The foregoing stock ownership figures include 1,000,000 shares of common stock held by Joss Investments Limited Partnership, an entity of which the Reporting Person is a general partner. The Reporting Person disclaims beneficial ownership of the shares held by Joss Investments Limited Partnership for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act. Voting and dispositive power over the shares held by Joss Investments Limited Partnership are held by the two general partners who must each approve all such actions.

(c)	There have been no transactions in shares of Common Stock by the Reporting Person during the past 60 days.

(d)
Except for Joss Investments Limited Partnership, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported herein as beneficially owned.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer.

Awards under the Plan

Certain of the shares of Common Stock beneficially owned by the Reporting Person were acquired pursuant to grants of compensatory equity incentive awards under the Plan. The Issuer’s executive long-term incentive program presently consists of annual awards of time-vesting RSUs and contingent cliff-vesting PSUs granted pursuant to Restricted Stock Unit Award Agreements and Performance Share Unit Award Agreements between the Issuer and the Reporting Person.  The terms of the outstanding Restricted Stock Unit Award Agreements provide that the RSU awards vest over a three-year period in one-third increments on each anniversary of the grant date, and are payable in either stock, cash or a combination thereof in the discretion of the Compensation Committee of the Board, all subject to the terms and conditions of the Plan.  The terms of the outstanding Performance Share Unit Award Agreements provide that each PSU represents the contingent right to receive either (a) one share of the Issuer’s Common Stock or (b) cash representing the fair market value of one share of the Issuer’s Common Stock, at the end of a three-year period based equally on the Issuer’s total shareholder return relative to that of the companies in a formulaically selected performance peer group and the Issuer’s free cash flow compared to a pre-established benchmark, subject to the terms and conditions of the Plan.

1 Based on 151,201,179 shares of Common Stock of the Issuer outstanding as of May 2, 2023.

Employment Agreement

In November 2008, the Reporting Person executed an amended and restated employment agreement with the Issuer, as amended by a first amendment effective May 22, 2020 (collectively, the “Employment Agreement”). Pursuant to the Employment Agreement, the Reporting Person is entitled to receive a base annual salary, participate in the Issuer’s annual short-term incentive program, participate in the Issuer’s long-term incentive program and participate in all other employee benefit plans made available to the Issuer’s executive officers.  The Employment Agreement contains severance benefits in the event the Reporting Person’s employment is terminated by the Issuer without “Cause” or the Reporting Person terminates his employment for “Good Reason,” as those terms are defined in the Employment Agreement and in those instances all equity-based incentive awards that would have vested in accordance with their terms within twelve months automatically vest. The Employment Agreement generally contains benefits payable to the Reporting Person if the Reporting Person terminates his employment for “Good Reason” or is terminated without “Cause” within a two-year period following a “Change in Control” and in those instances all equity-based incentive awards held by the Reporting Person would immediately vest.

The foregoing descriptions of the Plan, Restricted Stock Unit Award Agreements, Performance Share Unit Award Agreements and the Employment Agreement are qualified in their entirety by reference to the complete text of the Plan, forms of award agreements and the Employment Agreement, which are filed as exhibits hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – 2005 Long Term Incentive Plan of Helix Energy Solutions Group, Inc., as Amended and Restated Effective May 25, 2019 (Annex A to the Definitive Proxy Statement of Issuer filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2019 (001-32936).

Exhibit 2 – Form of Performance Share Unit Award Agreement (Exhibit 10.1 to the Current Report on Form 8-K/A filed with the Commission on December 14, 2020 (001-32936).

Exhibit 3 – Form of Restricted Stock Unit Award Agreement (Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on December 16, 2020 (001-32936).

Exhibit 4 – Employment Agreement between Owen Kratz and Helix Energy Solutions Group, Inc. dated November 17, 2008 (Exhibit 10.1 to the Current Report on Form 8-K filed on November 19, 2008 (001-32936).

Exhibit 5 – First Amendment to Employment Agreement between Helix Energy Solutions Group, Inc. and Owen Kratz effective May 22, 2020 (Exhibit 10.1 to the Current Report on Form 8-K filed on May 22, 2020 (001-32936).

Exhibit 6 – Limited Power of Attorney for Section 13 Reporting Obligations.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2023
Dated

/s/ Owen Kratz
Signature

Owen Kratz
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).